August 1, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Michele Gohlke
Mail Stop 6010

Re:	Republic Bancshares of Texas, Inc. (the “Company:); Comment Letter on Forms 10-KSB and 10-QSB; File No. 000-33201

Ladies and Gentlemen:

Following is our response to your letter dated July 19, 2005. Each item is numbered to correspond to the comment numbers in your letter, in order to facilitate your review.

Form 10-KSB for the Year Ended December 31, 2004

Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allowance for Loan Losses – Critical Accounting Policy, page 20

1.	Please revise your future filings to specifically describe the systematic analysis and procedural discipline you use to determine the amount of your loan loss allowance. Within your disclosure, please explain the following:

•	How you determine each element of the allowance and the amount of each element for specific loans and categories of loans, and

•	Which loans are evaluated individually and which loans are evaluated as a group.

Response: In future filings of Form 10-K, we will explain the systematic analysis and procedural discipline used to determine the amount of the loan loss allowance. Our explanation will include a discussion of each element of the allowance and those loans that are evaluated individually and those loans evaluated as a group.

Item 9A. Controls and Procedures, page 30

Form 10QSB for the Quarter Ended March 31, 2005

Item 3 Controls and Procedures, page 25

2.	We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please revise in future filings to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Response: Pursuant to our conversation, this comment was in reference to the Form 10-QSB for the quarter ended March 31, 2005 and not the Form 10-KSB which was properly stated. In future filings, we will disclose management’s conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report.

3.	Revise your future filings to include the disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308 (c) of Regulation S-B as amended effective August 13, 2003.

Response: Pursuant to our conversation, this comment was in reference to the Form 10-QSB for the quarter ended March 31, 2005 and not the Form 10-KSB which was properly stated. In all future filings, we will include the disclosure concerning changes in internal control over financial reporting to indicate any changes occurring during the most recent fiscal quarter.

Financial Statements, page F-1

Notes to Consolidated Financial Statement, page F-7

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

-Loans, page F-8

4.

We note that you recognize nonrefundable fees into income as they occur and that the difference in recognizing these fees and costs in this manner rather than in accordance with SFAS 91 is not material. If you and your accountants have determined that your current methodology for recognizing nonrefundable fees is not materially different from GAAP, this evaluation (such as a SAB99 analysis) should be performed but it is not appropriate to disclose a methodology that is not in compliance with GAAP. Please revise this note in future filings to disclose your accounting policy for nonrefundable fees that is in compliance with GAAP.

Response: In future filings of Form 10K, we will disclose an accounting policy for nonrefundable fees that is in compliance with GAAP.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on our responses or need any additional information, please call me at (281) 453-4106.

Sincerely,

REPUBLIC BANCSHARES OF TEXAS, INC.

By:	/s/ R. John McWhorter
R. John McWhorter
Executive Vice President and
Chief Financial Officer